TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 26, 2024

Dear Sir/ Madam,

Sub: Proceedings of the 43rd Annual General Meeting ('AGM')

The 43rd AGM of the Company was held today - June 26, 2024, through video conferencing and other audio-visual means, and the business mentioned in the Notice dated April 18, 2024, was transacted.

In this regard, please find enclosed;

- Proceedings of the AGM as required under the Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015
- Chairman's speech delivered at the AGM
- CEO's Presentation to the shareholders

The Company facilitated live webcast of the AGM. The proceedings, Chairman's speech and CEO presentation together with the archive of webcast of the 43rd AGM is being made available on the Company's website at www.infosys.com

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**
Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2024.06.26 22:03:03 +05'30'

A.G.S. Manikantha
Company Secretary
ACS21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Summary of proceedings of 43rd Annual General Meeting of Infosys Limited

The 43rd Annual General Meeting ('AGM') of the Members of Infosys Limited ('the Company') was held on Wednesday, June 26, 2024, at 4.00 P.M (IST) through video conferencing and other audio-visual means ('VC'). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs ('MCA') and circular issued by the Securities and Exchange Board of India ('SEBI') and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from USA *Chief Executive Officer and Managing Director*
D. Sundaram, joined over VC from Bengaluru *Lead Independent Director and Chairperson of the Nomination and Remuneration committee and Risk Management Committee*
Bobby Parikh, joined over VC from Mumbai *Independent Director and Chairperson of Audit Committee*
Michael Gibbs, joined over VC from USA *Independent Director and Chairperson of Stakeholders Relationship Committee*
Chitra Nayak, joined over VC from USA *Independent Director and Chairperson of ESG Committee*
Govind Iyer, joined over VC from Mumbai *Independent Director and Chairperson of CSR Committee*
Helene Auriol Potier, joined over VC from France *Independent Director*
Nitin Paranjpe, joined over VC from the Netherlands *Independent Director*
Jayesh Sanghrajka, joined over VC from USA *Chief Financial Officer*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*

OTHER REPRESENTATIVES
Statutory Auditors - representatives of *Deloitte Haskins & Sells LLP, Chartered Accountants*, *Sanjiv Pilgaonkar – Partner,* joined over VC from Mumbai *Gurvinder Singh – Partner,* joined over VC from Bengaluru
Internal Auditors - representative of *Ernst & Young LLP* joined over VC from Bengaluru *Arun Krishnamurthy – Partner*
Secretarial Auditors – representative of Makarand M. Joshi & Co., Practicing Company Secretaries, joined over VC from Mumbai *Makarand Joshi – Partner*
Scrutinizers – representative of *Hemanth, Holla & Co.,* Company Secretaries joined over VC from Bengaluru B Hemanth – Partner
QUORUM OF THE MEETING
A total of 290 members representing 44,781,443 shares attended the meeting.

The meeting commenced at 4:00 PM (IST) and concluded at 7:02 PM (IST) (including time allowed for e-voting at the AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that the AGM is being held through video conferencing in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all shareholders, auditors and other invitees who joined over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial audit report for the financial year 2023-24.

The following items of business, as per the Notice of AGM dated April 18, 2024, were placed at the meeting. Shareholders were provided a facility to ask questions or express their views through VC, audio and through web chat options on the resolutions. Clarifications were provided to the queries raised by the members.

Following resolutions as set forth in the 43rd AGM notice were placed;

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of financial statements	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Nandan M. Nilekani as a director, liable to retire by rotation	Ordinary

The Board of Directors had appointed Hemanth, Holla & Co. Company Secretaries, as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

All the resolutions as set forth in the 43rd AGM notice are deemed to be passed on June 26, 2024, subject to receipt of requisite majority.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha

Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2024.06.26 22:03:46 +05'30'

A. G. S. Manikantha
Company Secretary
ACS-21918

Place: Bengaluru
Date: June 26, 2024

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com


Infosys®
43RD ANNUAL GENERAL MEETING
www.infosys.com
Nandan M. Nilekani

CHAIRMAN'S SPEECH

Dear Shareholders,

Welcome to the 43rd Annual General Meeting of Infosys. On behalf of the Infosys Board of Directors, I appreciate your support for the Company and thank you for taking the time to join us today. Fiscal 2024 has been a year of steady performance for Infosys in a very volatile macroeconomic environment. The Company grew 1.4% in constant currency – delivering US$18.6 billion in revenues. Operating margin for the year was a healthy 20.7% and we generated US$2.9 billion in Free Cash Flow which is an increase of 13.7% over fiscal 2023. Large deal TCV for FY24 was highest ever at US$17.7 billion, with 52% being net new. This reflects the strong trust clients have in us and provides a robust foundation to build on in the months ahead.

For fiscal 2024, the Board has recommended a final dividend of ₹20 along with a special divided of ₹8 per share. With this, the total payout for FY20-FY24 will be 85% of Free Cash Flow in-line with the Capital Allocation Policy. The Board has approved the policy for the next five years and effective FY25, the Company expects to continue returning approximately 85% of Free Cash Flow cumulatively over a five-year period through a combination of semi-annual dividend and/or share buybacks / special dividend, subject to applicable laws and required approvals. Under this policy, the Company expects to progressively increase its annual dividend per share excluding special dividend, if any.

The shareholders at the 42nd AGM held on June 28, 2023 reappointed Bobby Parikh as independent director for a second term of five years with effect from July 15, 2023 till July 14, 2028. The shareholders also approved the appointment of Helene Auriol Potier as independent director effective May 26, 2023 for a period of three years till May 25, 2026. The shareholders vide postal ballot concluded on February 20, 2024 approved the appointment of Nitin Paranjpe as independent director effective January 1, 2024, for a term of five years till December 31, 2028. They also approved the reappointment of Chitra Nayak as independent director effective March 25, 2024 for a second term of three years till March 24, 2027. Further, the Board at its meeting held on December 11, 2023, appointed Jayesh Sanghrajka as the Chief Financial Officer and Key Managerial Personnel of the Company effective April 1, 2024. Nilanjan Roy resigned as the Chief Financial Officer and Key Managerial Personnel (KMP) of the Company effective March 31, 2024. The Board placed on record its sincere appreciation for his contributions to Infosys.

As we look at the larger business environment, we are now into the second year of the generative AI revolution, and the initial AI doomerism has quietened down. People have accepted that, like any other general-purpose technology be it electricity, nuclear energy, the internet or even a discovery like fire, gen AI has enormous potential for good when advanced within the guardrails of responsibility. It is also clear that there won't be a scenario where we'll have 'one model to rule them all'. Every day brings new advances in large language models. These range from very large models which need massive computing infrastructure to small ones that can run locally on the phone. The real power of AI will come from configuring all the different models and tools to get the best solutions. The rise of powerful open-source AI models has also accelerated the deployment of AI to solve tough business and societal challenges. As we move into more use cases, a thousand flowers will bloom.

It is also widely expected that the manifestations of consumer AI will make life easier and more productive for millions of people. It will push the envelope of usability, convenience, and accessibility for all. Enterprise AI, on the other hand, is a lot more complex. It will require a root and branch surgery of the multi-generation technology that lies within firms. The challenge will also be to orchestrate the extensive data inside the corporation in a way that it is consumable by AI. The quality of output will need to be managed to ensure factual responses and insights with no hallucinations. Given that the leaderboard of technologies is changing at a bewildering pace, enterprises will also need to simultaneously 'future proof' their AI infrastructure. Global companies need to build their AI applications to be compliant with regulations across countries.

While application can be trialled on very large models, deployment will be on narrow transformers, trained on relevant enterprise data, fully secure and efficient in their inferencing. They will need both an AI foundry for experimentation and an AI factory for scaling up. The constraint of resources will require a transparent way of identifying the highest value AI use cases. AI will need to amplify the potential of people across enterprises, and firms, like Infosys, who are in the business of enabling this digital transformation, will be at the center of it all.

From our own early journey to becoming an AI-first enterprise, we know that navigating to value-at-scale from AI means breaking down tasks into sequential small wins taking the 'responsible by design' approach. This has been our AI-first strategy to accelerating business value and amplifying human potential. Nearly 50,000 reusable intelligent services, applied in over 25,000 instances, amplify our employees today. We are one of the first organizations globally to be certified in ISO 42001:2023 for AI management systems for risk management and governance of enterprise AI.

Our clients trust Infosys to apply learning from this journey to help them navigate the many complexities of enterprise AI. In turn, Infosys is fully prepared to deliver value. We made an early investment, last year, in building a strong generative AI offering portfolio through Infosys Topaz. Today, we are ranked as a leader in AI services by seven out of eight leading analysts. We have integrated generative AI components into our entire service lines and developed 25 playbooks to create impact for our clients. Our clients are combining it with cloud capabilities in Infosys Cobalt to help them scale AI. To drive exponential growth in AI and accelerate Infosys' Chip-to-Cloud strategy, the Company acquired InSemi, a leading semiconductor design services provider. Infosys has built strong domain-relevant enterprise AI capabilities – from the foundation up. We have created 23 AI industry blueprints to solve industry-specific challenges. This is also aided by the Board's approval for strategic acquisitions like that of in-tech, the engineering R&D services firm. Together with Infosys Topaz, and InSemi's semiconductor expertise, this will help Infosys create deeper capabilities for the next phase of automotive innovation in software-defined vehicles. We are currently working on over 225 generative AI programs for our clients. Key to executing complex transformation is talent. Infosys' acquisition of Danske IT and Support Services in India has, among several other programs, served to further strengthen our overall digital talent pool.

We have invested significantly in hiring talent with proven generative AI skills as well as rapidly upskilling our existing engineering talent. We have over 2,50,000 employees trained in the areas of generative AI. Infosys is one of the largest adopters of GitHub Copilot globally. Our employees have already generated over 3 million lines of code using generative AI large language models.

At Infosys, our purpose is to amplify human potential and create the next opportunity for people, businesses, and communities. For us, making progress means delivering for stakeholders beyond just clients and employees. We expanded our social impact programs, reaching over 15 million beneficiaries across 15 countries, through our flagship initiatives such as Infosys Foundation, Infosys Science Foundation, Infosys Prize, and Infosys Foundation USA. Our efforts to nurture a business that thinks and acts right – embracing ESG practices – is fully aligned to our ESG vision for 2030. This means taking positive climate action and helping our clients do the same, being inclusive and equitable in all we do and earning the trust of our stakeholders through ethical corporate governance. For example, we have achieved carbon neutrality for the fifth consecutive year across our global operations, by reducing our energy consumption, increasing our renewable energy sourcing, and offsetting our residual emissions through high quality carbon credits. Even for our legacy campuses in Bengaluru, Chennai, and Pune, we achieved True Zero Waste Certification this year. On the social enablement front, we have reached 11.75 million people through our many digital skilling initiatives, taking advantage of Infosys Springboard, Infosys' flagship digital learning platform. At the same time, we also appreciate the need to create opportunity more equitably and as a case in point we have been recognized, for the fourth year, as a Disability Confident recruiter in Australia thanks to our partnership with the Australian Disability Network. We have also been recognized as the world's most ethical company for the fourth year in a row by Ethisphere. This is the result of our continued focus to change with change. For instance, in these times of AI, we have been recognized as an industry leader in our data and information security practices. Infosys has been positioned as a Leader by ISG for cybersecurity solutions and services in both Europe and the US.

The pace at which everything around us is evolving is dizzying. A big challenge of our time is to unleash AI for the next wave of productivity for enterprises. We have had a head start on that journey and are keen to share the learning and value with our clients. Ranked as the fastest growing IT services brand, over the past five years, by Brand Finance, and as a Top-100 brand globally by Kantar Brandz, Infosys is the natural choice for AI transformation partner as the world's top enterprises navigate to the future.

On behalf of the Board, I want to thank all our employees, clients, co-founders and governments of the countries and states that we operate in for their trust in us and their very generous support. And, to all our shareholders – it's your encouragement and support that drives us to deliver our best every day. Our heartfelt thanks to you all.

Nandan M. Nilekani
Chairman

Bengaluru
June 26, 2024

Infosys

43rd ANNUAL GENERAL MEETING

www.infosys.com



Generative AI Scaling

Salil Parekh

Managing Director and Chief Executive Officer

Safe harbor

Certain statements in this presentation concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties, and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

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FY 2024 performance

Revenue growth at
1.4% YoY

Operating margin of
20.7%

Free cash flow of
$2.9 billion

Growth in CC terms (as of 31st March 2024)

Large deals in FY 2024

Large deals of
$17.7 billion

90 deals with TCV
>$50 million

Overview of our financial performance

Total Revenue (in INR crore)


146,767
153,670
4.7%
FY 23
FY 24

Operating Profit (in INR crore)


30,905
31,747
2.7%
FY 23
FY 24

Operating Cash Flow (in INR crore)


23,022
26,066
13.2%
FY 23
FY 24

Net Profit (in INR crore)


24,095
26,233
8.9%
FY 23
FY 24

Basic EPS (in INR)


57.63
63.39
10.0%
FY 23
FY 24

Free Cash Flows (in INR crore)


20,443
23,865
16.7%
FY 23
FY 24

Note: Above numbers are based on IFRS Consolidated financials
Free Cash Flows is defined as net cash provided by operating activities less capital expenditure

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Balance sheet is strong, debt free, and liquid

In INR Crore

	FY23	FY24
Property, plant & equipment including CWIP	13,634	12,663
Goodwill and intangibles	8,997	8,700
Other non-current assets	20,100	15,715
Cash and investments*	31,286	39,005
Other net working capital	12,613	22,937
	86,630	**99,020**
Less: Non-current liabilities	10,835	10,559
Total Equity	**75,795**	**88,461**

Above numbers are based on Ind AS Consolidated Financials
* Investments includes current investments and non-current investments in Tax-free bonds, FMPs, NCDs and Government Securities

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Returning over INR 88,400 crores in 5 years to shareholders

Dividend per share (INR)


FY24
46.00 [1]
FY23
34.00
FY22
31.00
FY21
27.00
FY20
17.50

Capital returned[2] to shareholders (INR Crore)


88,402
63,794
22,624
3,312
62,466
21,337
4,721
37,736
FY15-19
FY20-24 [1]
Regular dividend
Special dividend
Buyback

1. Including proposed final dividend of INR 20 and special dividend of INR 8 for FY24 subject to shareholders approval in AGM on Jun 26, 2024

2. Dividend amount is inclusive of Dividend Distribution Tax. Buyback amount includes buyback tax

~85% of FCF over 5-years

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Generative AI scale investments Topaz

Infosys topaz

AI-first set of services, best practices, playbooks, accelerators, tools and platforms

- ENTERPRISE AI ADOPTION STRATEGY
- AI PLATFORMS & ASSETS FROM INFOSYS & PARTNERS
- AI FIRST REFERENCE IMPLEMENTATION
- INDUSTRY BLUEPRINTS
- TECHNOLOGY PLAYBOOKS
- INFRA & HYPERSCALER CAPABILITIES

RESPONSIBLE AI ADOPTION PLAYBOOK

We have built 23 AI and generative AI playbooks to leverage for our clients

Generative AI Topaz is driving enterprise transformation programs

We are working with our clients on enterprise generative AI transformation programs

This is distinct from consumer generative AI, which many of us are using personally

Enterprise generative AI works on data sets within large organizations



Focus on customer service, software engineering, sales and marketing, process optimization

We are working with proprietary and open-source large language models

Our service offerings have been transformed with AI and generative AI

Topaz is driving client value

Productivity

Growth

Risk reduction

225+
Gen AI Projects

70+
AI Client Advocacies

#1
Analyst Ratings & Relations

46
AI Patents Filed in FY'24

E-retail platform

Credit review

Source : Infosys AI Projects

Our AI first journey is resonating well with our clients


Support & Operations
Infosys Ops Assistant
Sales
Proposal GPT
Developers
GitHub Copilot
Infosys Code Assistant
Amplify Human Potential
Marketing
Infosys Publishing Assistant
Managers & Leaders
Infosys AMA Assistant
Learning
Infosys Learning Assistant (Zoie)
Applied AI Platform
Experiment, Innovate & Scale
Unlock Value
Digital Brain
Organizational Data & Insights
Specialized AI
Models & products
Create Exponential Impact
Reimagined Experience & Processes
Hyper productivity & Increased Velocity

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We have applied our generative AI playbook on our own offerings

Gen **AI First** Full Lifecycle Reimagined

- Fuse and integrate with new development paradigms
- Collapsable lifecycle leading to Compact Flows

AI Augmented +

Blueprint Driven	Platform Centric	Compact Flows
Digital Operating Model		

AI Augmented Development & Test

- Full Lifecycle Augmented with AI
- AI assisted Coding Tools
- Narrow Transformers

Automation Assisted Development & Test

- Components and Asset Reuse
- DevSecOps Automation
- Preconfigured Templates

LEAD | Infosys Live Engineering | Customer's Asset Repo

Our Cobalt ecosystem is enabling the enterprise transformation journey

Infosys cobalt

- Digital foundation to increase density through data, assets, connectivity, process and security
- Enhance ROI of Cloud investments through orchestration, our partner ecosystem and observability
- Enables an AI first approach for client use cases, models to disrupt and grow business, responsibly

Our Cobalt capabilities for the cloud continue to resonate with our clients

- Infrastructure-led Transformation to the Cloud
- Data & AI Transformation- Leveraging Cloud
- Business Transformation Led By Enterprise Apps & SaaS
- Platform Engineering
- Non-IT workloads to Cloud

Bedrock of superior experience, secure and sustainable by design

Our Cobalt capabilities and Topaz capabilities complement each other

Adaptive & Predictive Insights

- ✓ AI playbooks
- ✓ Enterprise AI strategy
- ✓ AI platforms & solutions


topaz
cobalt

- ✓ Cloud first business solutions
- ✓ Labs & playgrounds
- ✓ Hyperscaler ecosystem

Scalable & Accessible Platform

Strong data foundation for generative AI with Topaz

Continuous Business Value Delivery

AI Strategy

AI-first Canvases

Data & AI Economy
Horizontal Integration

Rethink Business
Business as a Platform,
Vertical Integration

AI Foundation
Enterprise Data Ready for AI,
AI assisted Business

AI Governance

Autonomous Privacy Discovery and Intake marketplace

AI First Operations powered by Smart Data Fabric

AI-first Grid Intelligence to simplify and optimize energy planning and execution

Source : Infosys AI Projects

3 AI-first canvases drive our business outcomes for our customers in our approach to data

Leadership in Digital


EXPERIENCE
INSIGHT
CLIENT DIGITAL JOURNEY
ASSURE
INNOVATE
ACCELERATE

Digital Leader ratings in

60 categories FY 24

Gartner | Forrester | IDC Analyze the Future | Everest Group | NelsonHall | Horses for Sources | constellation research

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Acquisitions

- Two acquisitions in the engineering services area
- In automotive and semiconductor engineering services

intech*	insemi TECHNOLOGY
Automotive innovation. **2200** people	Semiconductor design Over **900** design specialists.

* Pending regulatory approval

Our CSR initiatives

- SightConnect, a mobile app for eye testing
- Focused intervention in maternal and child health
- Girls for gold program
- Education for girls from underprivileged communities
- Free learning programs to over 7.9 million people in the world through our Springboard program

In the past year we provided approximately 100 grants. The projects and programs that we implemented impacted the lives of more than 1 crore individuals.

Brand focus

- Brand ambassadors – Rafael Nadal, Iga Świątek
- Champions evolve campaign
- First time in Time magazine's list of world's best companies
- Ranked among the most-trusted brands in India and the US
- Sonic branding


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CHAMPIONS
EVOLVE.
RAFAEL NADAL
DIGITAL-FIRST
CLOUD-FIRST
AI-FIRST


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CHAMPIONS
EVOLVE.
DIGITAL-FIRST
CLOUD-FIRST
AI-FIRST
IGA SWIATEK


Infosys
Infosys
features in
TIME MAGAZINE'S
WORLD'S BEST
COMPANIES
TOP 100 LIST


Infosys
Ring the
Sound of
Opportunity
Move
1,000+1,000
Lives Forward

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Conclusion

- Stable operating performance
- Strong cash return
- Generative AI scaling
- Leading capabilities in cloud, digital, data
- Large deals
- Acquisitions
- CSR work
- Well-positioned to support our clients for their future